

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 1, 2017

Sherri L. Highers
Chief Financial Officer
Chugach Electric Association, Inc.
5601 Electron Drive
Anchorage, Alaska 99518

      Re: **Chugach Electric Association, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2016
               Filed March 27, 2017
               File No. 033-42125

Dear Ms. Highers:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                Sincerely,

                                /s/ Jennifer Thompson

                                Jennifer Thompson
                                Accounting Branch Chief
                                Office of Consumer Products